Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2015
Earnings
Income before income taxes	$483
Add/(Deduct):
Equity in net income of affiliated companies	(8)
Dividends from affiliated companies	—
Fixed charges excluding capitalized interest	640
Earnings	$1,115

Fixed charges
Interest expense	$638
Interest portion of rental expense (a)	2
Total fixed charges	$640

Ratios
Ratio of earnings to fixed charges	1.7
__________

(a)	One-third of all rental expense is deemed to be interest.